Exhibit 11


                              EDISON INTERNATIONAL

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

                                                      For the Quarter ended
                                                            March 31
                                                 ------------------------------
    In thousands, except per-share amounts            2000            1999
                                                 ---------------  -------------

    Consolidated net income                       $ 109,541        $ 143,211
    Basic weighted average shares                   344,922          348,327
    Diluted weighted average shares                 345,633          349,409
    Basic earnings per share                          $0.32            $0.41
    Diluted earnings per share                        $0.32            $0.41